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                         ACCOUNTING SERVICES AGREEMENT




         AGREEMENT dated as of June 30, 1997 between The Hudson River Trust (the "Trust") and Alliance Capital Management L.P.. ("Alliance").

                                  WITNESSETH:

         WHEREAS, the Trust is a registered investment company under the Investment Company Act of 1940 (the "Investment Company Act");

         WHEREAS, the Trust's shareholders are and will be separate accounts established and maintained by insurance companies for variable life insurance policies and variable annuity contracts (the "Policies") under which income, gains, and losses, whether or not realized, from assets allocated to such accounts, are, in accordance with the Policies, credited to or charged against such accounts without regard to other income, gains or losses of such insurance companies;

         WHEREAS, the Trust is and will continue to be a series fund having two or more investment portfolios (each a "Portfolio"), each with its own investment policy;

         WHEREAS, pursuant to an Investment Advisory Agreement dated as of May 1, 1997, Alliance acts as the investment adviser of the Trust;

         WHEREAS, a majority of the Trustees of the Trust who are not "interested persons" of the Trust as defined in the Investment Company Act (the "Disinterested Trustees"), has determined that this Agreement is in the best interests of the Trust and its shareholders;

         WHEREAS, the Disinterested Trustees have determined that the services to be performed under this Agreement are required for the operation of the Trust;

         WHEREAS, the Disinterested Trustees have determined that Alliance can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

         WHEREAS, the Disinterested Trustees have determined that the fees for the services to be provided under this Agreement are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality;


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         NOW, THEREFORE, the Trust and Alliance agree as follows:

         ss.1. Alliance shall compute, or shall arrange with third parties, which may include affiliates of Alliance, to compute, the Trust's net asset value per share for each class of each Portfolio on a daily basis. Alliance shall furnish, or shall arrange with third parties, which may include affiliates of Alliance, to furnish, to the Trust, at least once every three months, a schedule of the investments and other assets held in each Portfolio and a statement of all purchases and sales for each Portfolio made during the period since the last preceding report. Alliance shall prepare, or shall arrange with third parties, which may include affiliates of Alliance, to prepare, the financial statements for the Trust's Prospectuses, Statements of Additional Information and Annual and Semi-Annual Reports to Shareholders and shall furnish, or shall arrange with third parties, which may include affiliates of Alliance, to furnish, such other accounting services as the Trust may from time to time reasonably request.

         ss.2. The Trust will reimburse Alliance or any affiliate of Alliance for any costs or expenses approved by an officer of the Trust and incurred in connection with the provision of accounting services hereunder, including, without limitation, the fees paid to any person in connection with the provision of subaccounting services.

         ss.3. Alliance will exercise its best judgment in rendering these services to the Trust, and the Trust agrees, as an inducement to Alliance's undertaking to do so, that Alliance will not be liable for any mistake in judgment, but will be liable only for failure to exercise due care in rendering, or selecting third parties, which may include affiliates of Alliance, to render, accounting services under this Agreement.

         ss.4. The Trust may establish from time to time other Portfolios, and such Portfolios shall automatically become subject to this Agreement.

         ss.5. The records relating to the services provided under this Agreement shall be the property of the Trust and shall be under its control; however, the Trust shall furnish to Alliance, and to any third parties, which may include affiliates of Alliance, with whom Alliance has arranged to furnish services hereunder, such records and permit Alliance and any such third parties to retain such records (either in original or in duplicate form) as it or they shall reasonably require in order to carry out its or their duties. Alliance shall, or shall include in any contract with any third party for the provision of services hereunder a


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provision that such third party shall, in the event of the termination of this
Agreement, promptly return such records to the Trust free from any claim or retention of rights therein. Alliance shall, or shall include in any contract with any third party for the provision of services hereunder a provision that such third party shall, keep confidential any information obtained in connection with its duties hereunder and disclose such information only if the Trust has authorized such disclosure or if such disclosure is expressly required by applicable federal or state regulatory authorities.

         ss.6. This Agreement shall continue in effect until terminated with respect to any Portfolio at any time on 60 days' written notice to the other party hereto, without the payment of any penalty, by the Board of Trustees of the Trust or by Alliance, provided, however, that this Agreement shall be immediately terminable by Alliance with respect to any Portfolio, without the payment of any penalty, at such time as Alliance ceases to serve as investment adviser to the Portfolio. This Agreement may also be terminated with respect to any Portfolio at any time, on written notice to the other parties hereto, without the payment of any penalty, by the Board of Trustees of the Trust if, in the opinion of such Board, Alliance is not performing its duties in a satisfactory manner.

         ss.7. A copy of the Agreement and Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of each of the respective Portfolios.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

ATTEST                                       THE HUDSON RIVER TRUST




/s/ Andrew L. Gangolf                        By:/s/Edmund P. Bergan
                                                    Name:  Edmund P. Bergan, Jr.
                                                    Title: Secretary

ATTEST                                       ALLIANCE CAPITAL MANAGEMENT L.P.
                                             BY:  ALLIANCE CAPITAL MANAGEMENT
                                                  CORPORATION, as General
                                                  Partner



/s/Diane C. Freiberg                         By:/s/John D. Carifa
                                             Name:  John D. Carifa
                                             Title: President and Chief
                                                    Operating Officer



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